UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

BICYCLE THERAPEUTICS PLC

(Name of Issuer)

Ordinary Shares, par value £0.01

(Title of Class of Securities)

088786 108

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 088786 108	13D/A1	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,915,275
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,915,275
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,915,275 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1)           Includes (i) 385,714 American Depositary Shares, representing 385,714 shares of Ordinary Shares, and (ii) 1,529,561 shares of Ordinary Shares. All are held directly by S.R. One, Limited (“SR One”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

(2)           Based upon 17,902,869 of the Issuer’s Ordinary Shares outstanding as of October 31, 2019, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter period ending September 30, 2019, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2019 (the “3rd Quarter Report”).

Cusip No. 088786 108	13D/A1	Page 3 of 7

Item 1.  Security and Issuer.

This statement on Schedule 13D amends and supplements the statement on Schedule 13D originally filed on June 7, 2019, (the “Schedule 13D”, and as amended by this Amendment No. 1, the “Statement”) with respect to the ordinary shares, nominal value £0.01 per share (the “Ordinary Shares”) of Bicycle Therapeutics plc, a limited liability company incorporated under the laws of England and Wales (the “Issuer”). The Issuer’s principal executive offices are located at B900, Babraham Research Campus, Cambridge, CB22 3AT,United Kingdom. This Amendment No. 1 is filed to reflect the resignation of Deborah Harland from the board of directors for the Issuer. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 3.   Source or Amount of Funds or Other Consideration.

The response set forth in Items 3 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

GlaxoSmithKline plc, through its wholly-owned indirect subsidiary S.R. One, acquired from the Issuer 385,714 American Depository Shares, representing 385,714 Ordinary Shares on May 28, 2019 in the Issuer’s initial public offering (the “IPO”) at the public offering price of $14.00 per share. The total consideration paid by S.R. One for these shares was $5,399,996 and such consideration was obtained from the working capital of S.R. One.

S.R. One also acquired 1,529,561 Ordinary Shares on May 28, 2019 upon conversion of (i) 625,049 shares of Series A Preferred Stock of the Issuer (the “Series A Preferred”) into 893,195 Ordinary Shares, and (ii) 445,323 shares of Series B1 Preferred Stock of the Issuer (the “Series B1 Preferred” and, together with the Series A Preferred, the “Preferred Stock”) into 636,366 Ordinary Shares. The amount of securities acquired upon conversion of the Preferred Stock reflects the application of the conversion ratio as set forth in the Issuer’s Certificate of Amendment to Amended and Restated Certificate of Incorporation in effect immediately prior to the closing of the IPO (as adjusted by the bonus shares issued to each holder of ordinary shares on the basis of 1.429 bonus shares for each ordinary share in issue of the Issuer’s Ordinary Shares effected on May 13, 2019). The Preferred Stock was convertible at any time at the option of S.R. One and converted automatically, without payment of consideration upon closing of the IPO. The consideration for each of the Preferred Stock was obtained from the working capital of S.R. One.

Item 4.   Purpose of Transaction.

Item 4 is amended by deleting the first paragraph thereof in its entirety and replacing it with the following:

On September 26, 2019, Deborah Harland, a member of the board of directors of the Issuer appointed to that board by S.R. One Limited (“S.R. One”) in December 2009, resigned from the board of directors of the Issuer.

Item 5.   Interest in Securities of the Issuer.

The response set forth in Items 5 (a) and (b) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

a)	GlaxoSmithKline plc beneficially owns 1,915,275 Ordinary Shares, which represents 10.7% of the 17,902,869 shares of Ordinary Shares outstanding as of October 31, 2019, as reported in the 3rd Quarter Report;

b)	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 1,915,275 Ordinary Shares described in Item 5a above.

Cusip No. 088786 108	13D/A1	Page 4 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

Cusip No. 088786 108	13D/A1	Page 5 of 7

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British

Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian

Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US

Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Dr. Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British

Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss

Cusip No. 088786 108	13D/A1	Page 6 of 7

Name	Business Address	Principal Occupation or Employment	Citizenship

Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Corporate Executive Team

Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British

Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US

Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish

Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resoures	Canadian

James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US

Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US

Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British

Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British

Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US

Cusip No. 088786 108	13D/A1	Page 7 of 7

Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian

David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British

Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian

Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British

Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British